Exhibit 99.1

LATAM Group projects operation of 53% for September

●	The upward trend continues for the fifth consecutive month, alongside advances in border openings and in the vaccination processes in the countries in which LATAM operates.

●	The group forecasts an operation (measured in ASK) of up to 70% in December, compared to the same period in 2019.

Santiago (Chile), September 8, 2021 - LATAM's passenger operation projection for September 2021 estimates the group reaching a capacity of 53% (measured in available seat kilometers - ASK) compared to the same month in 2019, in a pre-pandemic context. The upward trend continues, noting a significant increase in Chile’s domestic market, with an estimated operation of 86% compared to August’s forecast of 70%, as a result of easing restrictions and increased mobility within the country.

For December of this year, the group estimates an operation (measured in ASK) of between 65% and 70% compared to 2019 levels, driven primarily by domestic routes and the resumption of long-haul routes to Barcelona, London and Milan from São Paulo/Guarulhos.

LATAM estimates approximately 970 domestic and international daily flights during September, connecting 117 destinations in 16 countries. Meanwhile, cargo has scheduled 990 flights in cargo freighters during the period, 16% more than in September 2019. All of these projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During August of 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 44.7% in relation to the same period of 2019, based on an operation (measured in ASK) of 49.7% compared to August 2019. Therefore, the load factor decreased by 8.5 percentage points compared to 2019, reaching 75.3%.

With regard to the cargo operations, the load factor was 61.9%, which corresponds to an increase of 7.4 percentage points compared to August 2019.

LATAM Group Operational Estimate – September 2021

(Measured in ASK)

Brazil

•     55% projected operation (versus September 2019). August 2021 projection reference: 49%

o       82% domestic and 20% international

•     Total September destinations: 45 domestic (equivalent to 466 daily flights on average) and 13 international.

o       Updates:

▪      Domestic: New route São Paulo/Congonhas - Comandatuba and the restart of São Paulo/Congonhas - Londrina route

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LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Chile

•     50% projected operation (versus September 2019). August 2021 projection reference: 42%

o       86% domestic and 36% international

•     Total September destinations: 15 domestic (equivalent to 130 daily flights on average) and 15 international.

o       Updates:

▪      International: Resumption of Santiago-Cancun (direct)

Colombia

•     80% projected operation (versus September 2019). August 2021 projection reference: 80%

o       114% domestic and 41% international

•     Total September destinations: 15 domestic (equivalent to 142 daily flights on average) and 4 international.

Ecuador

•     31% projected operation (versus September 2019). August 2021 projection reference: 26%

o       93% domestic y 10% international

•     Total September destinations: 7 domestic (equivalent to 142 daily flights on average) and 2 international.

Peru

•     51% projected operation (versus September 2019). August 2021 projection reference: 49%

o       80% domestic and 41% international

•     Total September destinations: 19 domestic (equivalent to 147 daily flights on average) and 17 international.

Cargo	• 75% projected operation (versus September 2019). August 2021 projection reference: 77% o 69% domestic belly y 45% international belly* o 117% cargo freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

August 2021 Traffic Report

	August			August		Year to date			Year to date
	2021	2020	% Change	2019	% Change	2021	2020	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)

SYSTEM	4,690	1,149	308.3%	10,503	-55.3%	25,455	31,776	-19.9%	82,641	-69.2%
DOMESTIC SSC (1)	1,334	161	729.4%	1,888	-29.3%	7,207	6,016	19.8%	14,536	-50.4%
DOMESTIC BRAZIL (2)	2,168	791	174.1%	2,838	-23.6%	12,568	10,319	21.8%	20,817	-39.6%
INTERNATIONAL (3)	1,188	197	503.2%	5,778	-79.4%	5,680	15,441	-63.2%	47,288	-88.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	6,224	1,745	256.7%	12,525	-50.3%	36,643	40,613	-9.8%	98,531	-62.8%
DOMESTIC SSC (1)	1,659	235	605.0%	2,301	-27.9%	9,885	7,716	28.1%	17,725	-44.2%
DOMESTIC BRAZIL (2)	2,680	1,089	146.1%	3,473	-22.8%	16,341	13,182	24.0%	25,573	-36.1%
INTERNATIONAL (3)	1,886	421	347.9%	6,750	-72.1%	10,417	19,716	-47.2%	55,233	-81.1%

PASSENGER LOAD FACTOR
SYSTEM	75.3%	65.8%	9.5 pp	83.9%	-8.5 pp	69.5%	78.2%	-8.8 pp	83.9%	-14.4 pp
DOMESTIC SSC (1)	80.4%	68.4%	12.1 pp	82.0%	-1.6 pp	72.9%	78.0%	-5.1 pp	82.0%	-9.1 pp
DOMESTIC BRAZIL (2)	80.9%	72.6%	8.2 pp	81.7%	-0.8 pp	76.9%	78.3%	-1.4 pp	81.4%	-4.5 pp
INTERNATIONAL (3)	63.0%	46.8%	16.2 pp	85.6%	-22.6 pp	54.5%	78.3%	-23.8 pp	85.6%	-31.1 pp

PASSENGERS BOARDED (thousand)
SYSTEM	3,821	805	374.6%	6,376	-40.1%	21,221	19,589	8.3%	48,125	-55.9%
DOMESTIC SSC (1)	1,768	162	992.5%	2,358	-25.1%	9,431	6,852	37.6%	17,309	-45.5%
DOMESTIC BRAZIL (2)	1,818	616	195.4%	2,660	-31.6%	10,517	9,181	14.6%	19,624	-46.4%
INTERNATIONAL (3)	236	28	746.5%	1,358	-82.6%	1,272	3,556	-64.2%	11,191	-88.6%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	240	235	2.3%	283	-15.1%	1,959	2,008	-2.4%	2,321	-15.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	388	320	21.1%	519	-25.2%	2,993	3,126	-4.2%	4,192	-28.6%

CARGO LOAD FACTOR
SYSTEM	61.9%	73.3%	-11.4 pp	54.5%	7.4 pp	65.4%	64.2%	1.2 pp	55.4%	10.1 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freighter subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of 21 freighters by 2023.

They operate on the LATAM Group network, as well as international routes that are solely used for cargo. They offer modern infrastructure, a wide variety of services and protection measures to meet all customer needs.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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